SCHEDULE 14A
(RULE 14a-101)

INFORMATION REQUIRED IN PROXY STATEMENT
SCHEDULE 14A INFORMATION

PROXY STATEMENT PURSUANT TO SECTION 14(a) OF THE SECURITIES
EXCHANGE ACT OF 1934

Filed by the Registrant ☑
Filed by a Party other than the Registrant ☐
Check the appropriate box:

☐ Preliminary Proxy Statement
☐ Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))
☑ Definitive Proxy Statement
☐ Definitive Additional Materials
☐ Soliciting Material Pursuant to Section 240.14a-11c or Section 240.14a-12

THE STANDARD REGISTER COMPANY

(Name of Registrant as Specified In Its Charter)

(Name of Person(s) Filing Proxy Statement)

Payment of Filing Fee (Check the appropriate box):

☑   No fee required.

☐   Fee computed on table below per Exchange Act Rules 14a-6(i)(1) and 0-11.

   (1)   Title of each class of securities to which transaction applies:

   (2)   Aggregate number of securities to which transaction applies:

   (3)   Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined):

   (4)   Proposed maximum aggregate value of transaction:

   (5)   Total fee paid:

☐   Fee paid previously with preliminary materials.

☐   Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

   (1)   Amount Previously Paid:

   (2)   Form, Schedule or Registration Statement No.:

   (3)   Filing Party:

   (4)   Date Filed:

TABLE OF CONTENTS

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS OF THE STANDARD REGISTER COMPANY
PROXY STATEMENT
PROPOSALS
EXECUTIVE COMPENSATION SUMMARY COMPENSATION TABLE
AUDIT COMMITTEE REPORT
COMPENSATION COMMITTEE REPORT
PERFORMANCE GRAPH
OTHER MATTERS
Exhibit A



P.O. Box 1167 • Dayton, OH 45401

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
OF THE STANDARD REGISTER COMPANY

To All Shareholders:

The annual meeting of shareholders of The Standard Register Company, an Ohio corporation, will be held at our corporate headquarters located at 600 Albany Street, Dayton, Ohio 45408, on Wednesday, April 16, 2003, at 11:00 a.m. Eastern Daylight Savings time, for the following purposes:

(1)　To set the number of directors at eight and to elect a board of directors;

(2)　To amend the Code of Regulations to provide flexibility in setting the date for the annual meeting of shareholders;

(3)　To appoint Battelle & Battelle LLP, Certified Public Accountants, as Standard Register's independent auditors for the year 2003;

(4)　To transact such other business as may properly come before the annual meeting.

The board of directors has fixed the close of business on February 21, 2003, as the record date for determining the shareholders of Standard Register entitled to vote at the annual meeting.

A copy of Standard Register's annual report for its fiscal year ended December 29, 2002, is enclosed. Although it is not a part of the official proxy soliciting material, we want each shareholder to have a copy of the annual report. If you have not received a copy of the annual report, please call us at 937.221.1506.

Kathryn A. Lamme
Vice President, General Counsel
& Secretary

Dayton, Ohio
March 17, 2003

WHETHER OR NOT YOU EXPECT TO BE PRESENT AT THE ANNUAL MEETING, YOUR VOTE IS IMPORTANT TO US. PLEASE VOTE YOUR SHARES AS DESCRIBED ON YOUR PROXY CARD.

<p style="text-align:center">**THE STANDARD REGISTER COMPANY**</p>

PROXY STATEMENT

FOR

ANNUAL MEETING

OF

SHAREHOLDERS

<p style="text-align:center">**PRINCIPAL EXECUTIVE OFFICES:**
600 Albany Street
Dayton, Ohio 45408
(937) 221-1000</p>

<p style="text-align:center">*Mailing Date: March 17, 2003*</p>

We are mailing this proxy statement along with the notice of annual meeting of shareholders of The Standard Register Company, to all holders of our stock as of February 21, 2003, which is the record date for the annual meeting. We had outstanding, on the record date, 23,627,794 shares of common stock (each share having one vote) and 4,725,000 shares of class A stock (each share having five votes). Shareholders as of the close of business on the record date are entitled to receive notice of and to vote at the annual meeting. The annual meeting will be held at our corporate headquarters, 600 Albany Street, Dayton, Ohio 45408, on Wednesday, April 16, 2003, at 11:00 a.m. The proxies are solicited on behalf of our board of directors.

At the annual meeting, the shareholders will: (1) set the number of directors at eight and elect a board of directors; (2) consider amendment of the Code of Regulations to provide flexibility in setting the date of the annual meeting of shareholders; (3) select independent auditors; and (4) transact such other business as may properly come before the annual meeting.

VOTING YOUR SHARES

Standard Register now offers electronic delivery of proxy materials and voting over the Internet to most shareholders. The enclosed proxy card describes how you may vote electronically, and register to receive future shareholder communications electronically. You may also vote by completing the proxy card and mailing it in the envelope provided.

All shareholder votes, properly cast in person or by proxy, and not revoked, will be counted in voting on the proposals at the annual meeting or any adjournment of the annual meeting. Your proxy will be voted in accordance with your instructions. If you do not specify how you wish your shares to be voted, they will be voted as recommended by the board of directors. Your proxy includes the authority to vote shares cumulatively for the election of directors. Cumulative voting is explained in the section dealing with Proposal 1. Your proxy also includes the authority for the persons serving as proxies to use their best judgment to vote on any other matters that may be properly presented at the annual meeting, including, among other things, a motion to adjourn the meeting to a future time.

You may revoke your proxy at any time before its exercise, in two ways: (1) by timely delivery to us of a later-dated proxy, or (2) by notifying us of your revocation of proxy either in writing or in person at the annual meeting. Your presence at the meeting will not, by itself, serve to revoke your proxy.

PROPOSALS

PROPOSAL 1: Election of Directors

The board of directors is currently set at eight, and the board recommends maintaining that number of directors.

The eight persons named in this section are nominated by the board of directors to be elected as directors and to serve until either the next annual election or until their successors are elected and qualified.

The board of directors does not expect that any of the nominees will be unavailable for election. However, if any of them is unavailable, the persons voting your proxy will use their best judgment to vote for substitute nominees.

Cumulative voting is permitted by the laws of Ohio in voting for the election of directors. In the event a shareholder wishes to vote his or her shares cumulatively, the shareholder must give notice in writing to the President, a Vice President or Secretary of Standard Register not less than 48 hours before the time scheduled for the annual meeting. Once any shareholder has given notice of intent to vote cumulatively, then all shareholders present at the annual meeting and the persons voting the proxies shall have full discretion and authority to cumulate the voting power they possess. This means they can give one candidate as many votes as the number of directors to be elected multiplied by the number of votes which the shareholder or proxy is entitled to cast, or to distribute such votes on the same principle among two or more candidates, as they determine in their judgment.

Nominees receiving the highest number of votes cast for the positions to be filled will be elected. Abstentions and shares not voted by brokers and other entities holding shares on behalf of beneficial owners will not be counted and will have no effect on the outcome of the election.

The board of directors recommends that you vote FOR setting the number of directors at eight and FOR each of the following named nominees to serve as directors of Standard Register:

Nominees

All nominees recommended by the board of directors for election were previously elected as directors by the shareholders, with the exception of Sherrill W. Hudson, who was elected as a director by the board of directors on December 12, 2002. Information concerning each nominee follows:

Name	Age	Served As Director Since
Roy W. Begley, Jr.*	47	1994

Since July 1999, Mr. Begley has been a Vice President and Investment Officer with McDonald Financial Group formerly known as Victory Capital Management, Inc., a wholly owned subsidiary of Key Corp. From September 1995 to July 1999 he was Assistant Vice President and Investment Officer with Key Trust Co. of Ohio, N.A. He was an Investment Executive of Society Investments, Inc. from April 1994 until September 1995. He is Chairman of the Corporate Governance Committee and a member of the Compensation Committee of the board of directors.

F. David Clarke, III	46	1992

Mr. Clarke has been Chairman of the board of directors of Clarke-Hook Corporation since December 1990. He is Chairman of the Compensation Committee and a member of the Audit and Executive Committees of the board of directors. Mr. Clarke also serves as Chairman of the board of directors of SMARTworks, LLC., a wholly-owned subsidiary of Standard Register.

Paul H. Granzow	75	1966

Mr. Granzow has been Chairman of the board of directors of Standard Register since January 1984. He is a co-trustee of the John Q. Sherman Trusts. See the section dealing with "Voting Securities and Principal Holders." He is also Chairman of the Executive Committee of the board of directors.

Sherrill W. Hudson	59	2002

Mr. Hudson retired from Deloitte & Touche, LLP in August 2002, after 37 years of service. The last 19 years with Deloitte were spent in Miami, Florida, as Managing Partner for South Florida, which included oversight responsibility for Deloitte's Florida and Puerto Rico offices for most of that time. Mr. Hudson is a director of Publix Super Markets, Inc. He is a member of the Audit and Compensation Committees of the board of directors.

Dennis L. Rediker	59	1995

Mr. Rediker has been President and Chief Executive Officer of Standard Register since June 2000. From May 1999 to April 2000, he was Chief Executive Officer of the Imerys Pigments and Additives Operating Group. From 1996 until 1999, he was Chief Executive Officer and director of English China Clays, plc. From 1993 until 1996, he was President and CEO of ECC International Inc. Mr. Rediker is a member of the Executive Committee, and an ex officio member of all other committees of the board of directors except for the Audit Committee. Mr. Rediker also serves as a director of SMARTworks, LLC a wholly-owned subsidiary of Standard Register.

Name	Age	Served As Director Since
Ann Scavullo	**56**	**1996**

Ms. Scavullo has been a principal in Churchill Investor Services since January 1999. She was formerly an executive at Avon Products, Inc. as Vice President of Strategic Alliances and Joint Ventures from 1995 until 1999, and Vice President of Investor Relations from 1991 until 1995. She is also a director of Skytop Lodge Corporation in Pennsylvania. She is a member of the Audit, Compensation and Corporate Governance Committees of the board of directors.

John J. Schiff, Jr.	**59**	**1982**

Mr. Schiff has been Chairman and Chief Executive Officer of The Cincinnati Insurance Company and Cincinnati Financial Corporation since 1999. From 1998 until 1999, he was Chairman of the board of directors and Chief Operating Officer of The Cincinnati Insurance Company and Cincinnati Financial Corporation. Prior to 1998, he was Chairman of the Board of these companies. He is a director of The Cinergy Corp., Fifth Third Bancorp, The Fifth Third Bank, Cincinnati Bengals, Inc., and John J. and Thomas R. Schiff & Co., Inc., an insurance agency. He is Chairman of the Audit Committee of the board of directors.

John Q. Sherman, II*	**49**	**1994**

Mr. Sherman has been a manufacturer's representative for A. Rifkin Company, Wilkes-Barre, Pennsylvania, since 1985. A. Rifkin Company is a manufacturer of specialty security packaging. He is a member of the Compensation and Corporate Governance Committees of the board of directors.

* Roy W. Begley, Jr. and John Q Sherman, II are first cousins.

The board of directors met nine times in 2002. All directors attended at least 85% of the meetings of the board of directors, with the exception of Mr. Sherman, who attended seven of the nine meetings. Ms. Scavullo was unable to attend the July meetings of the Audit and Compensation Committees due to illness. Mr. Clarke was unable to attend one of the three Executive Committee meetings. Otherwise, all members of committees attended all their committee meetings.

Board of Directors Committees

The Audit Committee held five meetings in 2002. Mr. Schiff is Chairman of the Audit Committee. Ms. Scavullo and Mr. Clarke were the other members during the entire year. Mr. Hudson was appointed to the Audit Committee in December 2002. The Audit Committee is responsible for reviewing our corporate accounting, auditing and financial reporting practices. It also retains the independent auditors, subject to shareholder approval, and reviews the relationships between Standard Register and its independent auditors. The board has determined that each member of the audit committee satisfies the New York Stock Exchange requirements with respect to independence, financial literacy and expertise.

The Compensation Committee held four meetings in 2002. Mr. Clarke is Chairman of the Compensation Committee. Messrs. Begley and Sherman, and Ms. Scavullo were the other members during the entire year. Mr. Hudson was appointed to the Compensation Committee in December 2002. The Compensation Committee designs our executive compensation program and determines executive compensation and incentives each year. The Compensation Committee also administers Standard Register's:

- 1995 Stock Option Plan

- 2002 Equity Incentive Plan

- Management Incentive Compensation Plan

- Deferred Compensation Plan.

The Pension Advisory Committee held three meetings in 2002, before being disbanded in October 2002. Mr. Begley was Chairman of the Pension Advisory Committee. Messrs. Schiff and Sherman were the other members. The responsibilities of the former Pension Advisory Committee, to insure that the obligations under the Employee Retirement Income Security Act are satisfied with respect to our employee pension plans, will be assumed by the full board.

The board of directors established a Corporate Governance Committee on October 16, 2002. There was one meeting of the Corporate Governance Committee in 2002. Mr. Begley is Chairman of the Corporate Governance Committee and Ms. Scavullo and Mr. Sherman are the other members. The Corporate Governance Committee assists the board in defining board roles and developing processes to optimize board functioning.

The board of directors established an Executive Committee effective April 17, 2002. There were three meetings of the Executive Committee held in 2002. Mr. Granzow is Chairman of the Executive Committee and Messrs. Clarke and Rediker are the other members. The Executive Committee has the authority to act on behalf of the board of directors during the time between meetings, in all matters except for filling vacancies on the board of directors or any of its committees.

The Company does not have a nominating committee. The board of directors, which performs the function of a nominating committee, will consider nominees recommended by any shareholder. If you wish to propose a nominee for director for the 2004 annual meeting, you must submit that recommendation in writing to us by November 18, 2003.

Board of Directors Compensation

Members of the board of directors who are not Standard Register officers receive an annual fee of $20,000 for serving on the board of directors, and $1,000 for each board of directors meeting attended. They also receive an annual fee of $5,500 for serving on the Audit, Compensation and Corporate Governance Committees, and $1,000 per meeting for serving on the Executive Committee. The chairmen of the Audit, Compensation and Corporate Governance Committees receive an additional annual fee of $3,000. Officer members of the board of directors do not receive any fees for serving as members of the board or as members of any committees of the board of directors.

We have a supplemental retirement benefit agreement with Paul H. Granzow. This agreement provides that Standard Register will supplement his Stanreco Retirement Plan benefits to ensure that he will receive annual retirement benefits equal to the greater of $150,000 or 50% of the average annual compensation paid to him in the last five years before his employment terminates.

4

VOTING SECURITIES AND PRINCIPAL HOLDERS

Owners of More than 5% of the Common and Class A Stock of Standard Register

This table gives information regarding all of the persons known by us to own, in their name or beneficially, five percent or more of the outstanding class A stock and common stock of Standard Register as of December 29, 2002.

Name and Address of Beneficial Owners	Class	Number of Shares	Percent of Class	Percent of Combined Voting Power
Paul H. Granzow and **James L. Sherman Trustees**(1) 50 East Third Street Dayton, Ohio 45402	Class A Common	2,516,856 5,810,508	53.27 24.81	39.10
William P. Sherman(2) 50 East Third Street Dayton, Ohio 45402	Class A Common	359,551 878,187	7.61 3.75	5.69
Mary C. Nushawg(2) 50 East Third Street Dayton, Ohio 45402	Class A Common	359,551 842,996	7.61 3.60	5.61
James L. Sherman(2) 50 East Third Street Dayton, Ohio 45402	Class A Common	359,551 909,795	7.61 3.88	5.76
Robert N. Sherman(2) 50 East Third Street Dayton, Ohio 45402	Class A Common	359,551 878,061	7.61 3.75	5.69
Patricia L. Begley(2) 50 East Third Street Dayton, Ohio 45402	Class A Common	359,550 830,073	7.61 3.54	5.59
The Fifth Third Bank,(3) **Trustee** Cincinnati, Ohio 45202	Class A Common	1,081,392 2,595,312	22.89 11.08	17.01
The Fifth Third Bank,(4) **Trustee** Cincinnati, Ohio 45202	Class A Common	1,071,624 2,571,912	22.68 10.98	16.86
Barclays Global Investors 45 Fremont Street San Francisco, CA 94105	Common	1,560,000	6.66	3.32

---

(1) John Q. Sherman, deceased, a founder of Standard Register, set up a trust in his will for the benefit of his family. The current trustees of that trust are Paul H. Granzow and James L. Sherman. The trust holds voting securities, including the shares of class A and common stock of Standard Register listed in this table, in separate, equal trusts for John Q. Sherman's five surviving children, and for the heirs of his deceased children. Each child or heir is a life beneficiary of his or her respective trust. The trustees share voting and investment power for the securities in the trusts. The will of John Q. Sherman requires the trustees to give each beneficiary who is a child of John Q. Sherman, upon his or her request, a proxy allowing the beneficiary to vote the shares held in his or her respective trust.

(2) Each of these individuals is a child of John Q. Sherman, deceased. None of them owns in his or her own name more than five percent of the outstanding voting securities of Standard Register; however, each has the right, upon his or her request, to vote the shares of Standard Register stock held in his or her respective trust created under the will of John Q. Sherman, deceased.

(3) William C. Sherman, deceased, also a founder of Standard Register, set up a trust in his will which provides for the payment of net income for life to Helen Margaret Hook Clarke, his niece. The trustee, The Fifth Third Bank, has the sole voting and investment power for the voting securities in this trust.

(4) William C. Sherman, during his lifetime, created a trust agreement dated December 29, 1939, which provides for the payment of net income for life to Helen Margaret Hook Clarke and the children of John Q. Sherman. The Fifth Third Bank has the sole voting and investment power for the voting securities in this trust.

Security Ownership of Directors and Executive Officers

Each director and executive officer listed in the Summary Compensation Table and all directors and executive officers as a group own, in their own name or beneficially, class A stock and common stock of Standard Register on December 29, 2002, as follows:

Beneficial Owners	Class	Number of Shares	Percent of Class	Percent of Combined Voting Power
Roy W. Begley, Jr.(1) Director	Common	3,741	.016	.008
Craig J. Brown(2)(3) Sr. Vice President, Treasurer & Chief Financial Officer	Common	153,866	.657	.327
F. David Clarke, III(4) Director	Common Class A	8,389 5,096	.036 .108	.072
Peter A. Dorsman(2) Executive Vice President & Chief Operating Officer	Common	165,919	.708	.353
Paul H. Granzow(2)(5) Director & Chairman of Board	Common	111,563	.476	.237
Sherrill W. Hudson Director	Common	0	0	0
Jeffrey P. Kenny President, Label Solutions Strategic Business Unit	Common	17,417	.074	.037
Dennis L. Rediker(2)(6) Director, President & Chief Executive Officer	Common	191,566	.818	.407
M. Jay Romans Sr. Vice President, Human Resources	Common	27,250	.116	.058
Ann Scavullo Director	Common	4,481	.019	.010
John J. Schiff, Jr. Director	Common	48,700	.208	.104
John Q. Sherman, II Director	Common	11,111	.047	.024
All current executive officers and directors as a group (18 persons)(2)	Common Class A	862,078 5,096	3.416 .108	1.701

(1) Margaret Begley, the wife of Roy W. Begley, Jr., owns 140 shares of common stock, as to which Mr. Begley disclaims beneficial ownership. Mrs. Begley is also the trustee of 600 shares of common stock for the benefit of their children, Lauren A. Begley and Kathleen A. Begley, as to which Mr. Begley disclaims beneficial ownership.

(2) Includes the following options to purchase Standard Register common stock exercisable before April 25, 2003: Craig J. Brown — 125,750 shares; Peter A. Dorsman — 138,000 shares; Paul H. Granzow — 62,000 shares; Jeffrey P. Kenny — 7,750 shares; Dennis L. Rediker — 6,748 shares; M. Jay Romans — 16,250 shares; and all executive officers and directors as a group — 419,936 shares.

(3) Rebecca H. Appenzeller, the wife of Craig J. Brown, owns 10,500 shares of Standard Register common stock. Mr. Brown disclaims beneficial ownership of these shares. Todd J. Brown, a child of Craig J. Brown, owns 50 shares of Standard Register common stock. Craig J. Brown also disclaims beneficial ownership of these shares.

(4) F. David Clarke, III and his wife, Loretta M. Clarke, own as joint tenants 6,776 shares of Standard Register common stock.

(5) Paul H. Granzow (along with James L. Sherman) is a trustee under the Will of John Q. Sherman. The trustees have the power to vote shares held in the five separate trusts in the event that the beneficiaries of the trusts do not desire to exercise their right to vote the shares. The John Q. Sherman Trusts own 2,516,856 shares of class A stock and 5,810,508 shares of common stock which in the aggregate represents 39.10% of the outstanding votes of the Company. The trustees share the investment power with respect to class A and common stock held by the trusts. The beneficiaries of the trusts do not have the investment power with respect to the securities in these trusts. Lana T. Granzow, the wife of Paul H. Granzow, owns 3,270.24 shares of Standard Register common stock. Mr. Granzow disclaims beneficial ownership of these shares.

(6) Sharon A. Rediker, the wife of Dennis L. Rediker, owns 581 shares of common stock, as to which Mr. Rediker disclaims beneficial ownership. Mrs. Rediker is also the custodian of 780 shares of common stock for the benefit of her grandchildren, as to which Mr. Rediker disclaims beneficial ownership.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934 requires directors, executive officers and holders of 10% or more of our common stock to report certain transactions in the common stock to the Securities and Exchange Commission. Based on our records, we believe all Securities and Exchange Commission filings with respect to directors, executive officers and holders of 10% or more of our common stock have been made in a timely manner.

EXECUTIVE COMPENSATION

SUMMARY COMPENSATION TABLE

| Name and Principal Position | Year | Annual Compensation | | Long-Term Compensation Awards | | All Other Compensation ($)[3] |
		Salary($)	Bonus($)[1]	Restricted Stock Award ($)[2]	Securities Underlying Options (#)	
Dennis L. Rediker	2002	699,423	0	0	0	5,500
President & Chief	2001	670,000	537,675	0	0	3,350
Executive Officer	2000	376,231	0	2,078,408	16,870	1,881
Peter A. Dorsman	2002	399,500	0	433,649	27,500	1,061
Executive Vice President	2001	374,000	400,180	87,920	15,000	836
& Chief Operating Officer	2000	277,583	147,259	0	78,000	787
Craig J. Brown	2002	274,712	0	293,401	17,500	1,007
Sr. Vice President, Treasurer	2001	256,846	274,825	62,800	10,000	1,020
& Chief Financial Officer	2000	234,894	90,109	0	50,000	787
M. Jay Romans	2002	234,808	0	210,350	15,000	4,981
Sr. Vice President, Human Resources	2001	160,096	171,303	37,680	20,000	
Jeffrey P. Kenny	2002	209,999	0	179,864	11,000	5,500
President, Labels Solutions Strategic Business Unit	2001	52,500	42,131	37,680	7,000	
Mark E. Little[4]	2002	299,077	0	210,350	15,000	211,841[5]
Former President, Document Management Strategic Business Unit	2001	52,885	55,172	37,680	7,687	50,000[6]

(1) Each year's amounts include cash and/or stock incentives earned by the officers in that year but paid in the following year pursuant to the Management Incentive Compensation Plan. For example, the 2001 amounts include cash incentives earned by the officers in 2001 but paid in 2002.

(2) The amount recorded for 2001 is the value of Standard Register stock issued to each executive officer pursuant to a "Turn-Around Incentive" approved by the Compensation Committee for issuance in 2001. The amount for 2002 is the value of stock grants made pursuant to The Standard Register Company 2002 Equity Incentive Plan and the additional shares issued under the "Turn-Around Incentive" in 2002. See the Compensation Committee Report section further describing these incentives. The amount shown for Mr. Rediker in 2000 is the value of stock issued to Mr. Rediker pursuant to his employment agreement with the Company. The aggregate restricted stock holding for each named executive officer, valued as of December 31, 2002 is: Dennis L. Rediker — $3,039,102; Peter A. Dorsman — $417,006; Craig J. Brown — $284,994; M. Jay Romans — $198,000; Jeffrey P. Kenny — $174,006; and Mark E. Little — $0. Dividends are paid to the executive officers with respect to their grants of restricted stock.

(3) The amounts in this column for Messrs. Rediker, Dorsman, Brown, Romans and Kenny are the matching contributions paid by the Company to The Standard Register Employees Savings Plan. The Savings Plan has two formulas for determining the percentage match from the Company. The original formula provides that for the first 6% of the participant's compensation deferred into the Savings Plan, the Company will match ten cents on the dollar. The original formula is used in connection with the traditional retirement plan benefit formula, described in the section "Retirement Plans." Messrs. Dorsman and Brown are covered by the original formula. Messrs. Rediker, Romans, and Kenny are covered by the second formula, used in connection with the pension equity plan retirement benefit formula applicable to all employees joining the Company after January 1, 2000. The second formula matches fifty cents on the dollar for the first 6% of the participants' compensation deferred into the Savings Plan. Employee compensation deferrals to the Savings Plan are fully vested. The matching contribution vests after five years of service with Standard Register.

(4) Mr. Little resigned as an officer on September 11, 2002. He terminated employment with the Company on December 31, 2002.

(5) This is the value accrued at December 31, 2002 for separation pay pursuant to agreement with Mr. Little.

(6) This is the value of a sign-on bonus paid to Mr. Little in 2001.

Named Executive Officers

This section provides information concerning each of the executive officers named in the Summary Compensation Table with the exception of Messrs. Granzow and Rediker, who are nominees for director, and Mr. Little, who is no longer with the Company. Similar information regarding Messrs. Granzow and Rediker may be found in the section dealing with Proposal 1.

Name	Age	Served As Officer Since
Craig J. Brown	53	1987

Mr. Brown has been Senior Vice President, Treasurer & Chief Financial Officer since March 1995. From January 1993 until March 1995, he was Vice President-Finance, Treasurer and Chief Financial Officer. Prior to January 1993, he served Standard Register in various executive and financial positions.

Peter A. Dorsman	47	1996

Mr. Dorsman has been Executive Vice President and Chief Operating Officer since February 11, 2000. From July 1, 1999, to February 11, 2000, he was Senior Vice President and General Manager — Manufacturing Operations. He was Senior Vice President and General Manager — Document Management & Systems Division from January 1, 1998, to July 1, 1999. From January 1996 until January 1998, Mr. Dorsman was the Senior Vice President and General Manager — Document Systems Division. From October 1977 until January 1996, Mr. Dorsman served in a number of senior marketing, strategic planning and sales management positions with NCR Corporation.

Jeffrey P. Kenny	44	2001

Mr. Kenny has served as President, Label Solutions Strategic Business Unit since joining Standard Register in September 2001. From July 1996 to September 2001, he was Chief Operating Officer of WS Packaging Group. Mr. Kenny was General Manager, Prime Label Business for the Fasson Roll Division of Avery Dennison Corporation from May 1994 through June 1996.

M. Jay Romans	52	2001

Mr. Romans has been Senior Vice President, Human Resource since April 2001. From October 2000 to March 2001, he was President of Romans & Associates, a consulting firm. Mr. Romans was Worldwide Vice President of Human Resources at Becton Dickinson from January 1998 to October 2000, and Director, Organization Effectiveness and Learning for Becton Dickinson from March 1995 to January 1998.

Retirement Plans

The Stanreco Retirement Plan provides retirement benefits based on the average compensation for the highest five years of total plan participation. Prior to January 1, 2000, this Plan was funded in part by contributions from participants. After January 1, 2000, the Plan is funded entirely by Company contributions and investments earnings.

Plan benefits are determined according to the traditional formula effective for plan participants hired before January 1, 2000, or the "pension equity plan" formula ("PEP") which became effective January 1, 2000, covering employees hired after January 1, 2000 and employees hired before that date who elected to be covered under the PEP formula.

We have a Non-Qualified Retirement Plan which supplements the Stanreco Retirement Plan. It provides retirement benefits that would have been payable from the Stanreco Retirement Plan but for the limits imposed by the Tax Reform Act of 1986. We also have an Officers' Supplemental Non-Qualified Plan which pays retirement benefits in addition to the Stanreco Retirement Plan and Non-Qualified Retirement Plan based on the number of years of credited service as an officer in excess of five years. Standard Register does not currently fund or contribute to either the Non-Qualified Retirement Plan or the Officers' Supplemental Non-Qualified Plan, but does accrue for projected benefit expense annually for both plans.

Retirement Plan Tables 1(A), 1(B) and 2

Table 1 shows the estimated annual retirement benefits payable from the Stanreco Retirement Plan and the Non-Qualified Retirement Plan to our employees for specified compensation levels and years of service. Table 1(A) shows the estimated benefits under the traditional formula, and Table 1(B) shows the estimated benefits under the PEP formula. Messrs. Brown's and Dorsman's benefits will be calculated under Table 1 (A), and Messrs. Kenny's, Little's, Rediker's, and Romans' benefits will be calculated under Table 1(B). Part of the estimated annual benefits on Table 1(A) include the return of and earnings on contributions made by employees during the time the Plan required employee contributions. Table 2 shows the estimated annual retirement benefits payable from the Officers' Supplemental Non-Qualified Plan to officers based on compensation and years of officer service (in excess of five years). An officer's annual retirement benefit will be (I) the sum of the benefits from Tables 1(A) or 1(B), and Table 2, or (ii) 50% of the average of the highest five years of compensation, whichever is less.

TABLE 1(A)

Average of Five Highest Years of Compensation	Years of Credited Service							
	1	5	10	15	20	25	30	35
$ 200,000	$ 2,600	$13,000	$ 26,000	$ 39,000	$ 52,000	$ 65,000	$ 78,000	$ 91,000
300,000	3,900	19,500	39,000	58,500	78,000	97,500	117,000	136,000
400,000	5,200	26,000	52,000	78,000	104,000	130,000	156,000	182,000
500,000	6,500	32,500	65,000	97,500	130,000	162,500	195,000	227,500
600,000	7,800	39,000	78,000	117,000	156,000	195,000	234,000	273,000
700,000	9,100	45,500	91,000	136,500	182,000	227,500	273,000	318,500
800,000	10,400	52,000	104,000	156,000	208,000	260,000	312,000	364,000
900,000	11,700	58,500	117,000	175,000	234,000	242,500	351,000	409,500
1,000,000	13,000	65,000	130,000	195,000	260,000	325,000	390,000	455,000
1,100,000	14,300	71,500	143,000	214,500	286,000	357,500	429,000	500,500
1,200,000	15,600	78,000	156,000	234,000	312,000	390,000	468,000	546,000

TABLE 1(B)

Average of Five Highest Years of Compensation	Years of Credited Service							
	1	5	10	15	20	25	30	35
$ 200,000	$ 700	$ 3,400	$ 6,800	$10,600	$14,800	$ 19,900	$ 26,300	$ 33,900
300,000	1,000	5,100	10,200	15,900	22,300	29,900	39,400	50,900
400,000	1,400	6,800	13,600	21,200	29,700	39,900	52,600	67,800
500,000	1,700	8,500	17,000	26,500	37,100	49,800	65,700	84,800
600,000	2,000	10,200	20,400	31,800	44,500	59,800	78,900	101,800
700,000	2,400	11,900	23,700	37,100	51,900	69,700	92,000	118,700
800,000	2,700	13,600	27,100	42,400	59,400	79,700	105,100	135,700
900,000	3,100	15,300	30,500	47,700	66,800	89,700	118,300	152,600
1,000,000	3,400	17,000	33,900	53,000	74,200	99,600	131,400	169,600
1,100,000	3,700	18,700	37,300	58,300	81,600	109,600	144,600	186,600
1,200,000	4,100	20,400	40,700	63,600	89,000	119,600	157,700	203,500

TABLE 2

Average of Five Highest Years of Compensation	Years of Officer Service in Excess of Five			
	1	5	10	15
$ 200,000	$ 6,100	$ 30,500	$ 61,000	$ 91,500
300,000	9,150	45,750	91,500	137,250
400,000	12,200	61,000	122,000	183,000
500,000	15,250	76,250	152,500	228,750
600,000	18,300	91,500	183,000	274,500
700,000	21,350	106,750	213,500	320,250
800,000	24,400	122,000	244,000	366,000
900,000	27,450	137,250	274,500	411,750
1,000,000	30,500	152,500	305,000	457,500
1,100,000	33,550	167,750	335,500	503,250
1,200,000	36,600	183,000	366,000	549,000

Estimated annual benefits are based upon the assumption that the employee remains in the service of Standard Register until age 62. At age 62, the employee qualifies for the maximum retirement percentage benefit. Retirement before age 62 will result in actuarially reduced benefits. The estimated annual benefits are taxable income but are not subject to any deduction for social security benefits. No additional benefit can be earned from the Officers' Supplemental Non-Qualified Plan after the sixteenth year of officer service.

The table below shows the average of the highest five years of total compensation and the years of service and officer service earned to date for each executive officer listed in the Summary Compensation Table.

Name	Average of the Highest Five Years of Total Compensation	Years of Credited Service	Years of Officer Service
Craig J. Brown	550,500	28	16
Peter A. Dorsman	510,787	6	7
Jeffrey P. Kenny	211,883	1	1
Dennis L. Rediker	523,116	2	2
M. Jay Romans	295,002	2	2
Mark E. Little	299,629	1	1

Stock Option Tables

Options to purchase common stock of Standard Register for each executive officer listed in the Summary Compensation Table are as follows:

Option Grants During 2002

Name	Number of Shares Underlying Options Granted	% of Total Options Granted to Employees in 2002	Exercise Price (per share)	Expiration Date	Potential Realizable Value at Assumed Annual Rate of Stock Price Appreciation for Option Term 5%	10%
Craig J. Brown	17,500	3.1	22.87	2/13/12	251,699	637,856
Peter A. Dorsman	27,500	4.8	22.87	2/13/12	395,528	1,002,344
Jeffrey P. Kenny	11,000	1.9	22.87	2/13/12	158,211	400,938
Dennis L. Rediker	0	0	0		0	0
M. Jay Romans	15,000	2.6	22.87	2/13/12	215,742	546,733
Mark E. Little	15,000	2.6	22.87	12/31/02(1)	215,742	546,733

(1) Mr. Little's shares were canceled upon termination of employment.

Options to purchase common stock of Standard Register exercised in 2002 for each executive officer listed in the Summary Compensation Table are as follows:

Aggregated Option Exercises in 2002
And Year-End Option Values

Name	Shares Acquired on Exercise	Value Realized	Number of Shares Underlying Unexercised Options at 12/29/02 Exercisable/ Unexercisable	Value of Unexercised In-the-Money Options at 12/29/02 Exercisable/ Unexercisable
Craig J. Brown	0	0	114,750/52,750	140,895/144,068
Peter A. Dorsman	0	0	125,000/76,500	207,405/216,923
Jeffrey P. Kenny	0	0	7,750/10,250	4,513/13,538
Dennis L. Rediker	0	0	6,748/10,122	44,604/66,906
M. Jay Romans	0	0	12,500/22,500	8,288/24,863
Mark E. Little	1,563	$6,994	0/0	0

AUDIT COMMITTEE REPORT

The Audit Committee is responsible for monitoring and assuring the integrity of Standard Register's financial reporting process. It accomplishes this function by assessing the internal accounting and auditing practices of the Company, and the independent auditor's fulfillment of its role in the financial reporting process. The board of directors adopted a written charter for the Audit Committee in April 2000 further describing the role of the Committee. This Charter is reviewed annually by the Audit Committee and the board of directors.

The board of directors has determined the members of its Audit Committee meet the independence and financial literacy requirements of the New York Stock Exchange. In addition, the board has determined that one member in particular satisfies the "financial expert" qualifications contained in regulations issued pursuant to the Sarbanes-Oxley Act of 2002. Specifically, the board has concluded that Audit Committee member Sherrill W. Hudson qualifies as a financial expert given his 37-year career as a public accountant and auditor. Mr. Hudson's experience with respect to audits of financial statements of publicly held companies, internal controls, application GAAP and audit committee functions, and his independence as a board member meets the criteria for "financial expert" established by the board in conformity with the regulations.

During 2002, the Audit Committee reviewed interim quarterly financial statements with management and the independent auditors. This review was conducted prior to filing of the Company's 10-Q reports containing the respective interim quarterly financial statements. In addition, the Committee reviewed and discussed the 2002 year-end audited financial statements with executive management, including the chief financial officer, and the independent auditors. This review took place prior to publication of the audited financial statements in the 10-K filing and annual report to shareholders. Each review was conducted with the understanding that management is responsible for preparing the Company's financial statements and the independent auditors are responsible for examining the statements.

In further discharge of its responsibilities, the Audit Committee met with the independent auditors, both in the presence of management and privately. The Committee and independent auditors discussed those matters described in Statement of Auditing Standards No. 61, "Communication with Audit Committee." These discussions included review of the scope of the audit performed with respect to the Company's financial statements. The Company's internal auditor also met with the Committee to review the effectiveness of the Company's internal controls and the internal auditor's responsibilities in that regard. The Company has maintained an internal audit function for many years. These discussions included management and the independent auditors where advisable.

The Audit Committee received the independent auditor's written statement required by Independence Standards Board Standard No. 1, "Independence Discussions with Audit Committees." This written statement described any relationships between the independent auditors and the Company that may reasonably be thought to bear on independence. Following receipt of this written statement and discussions of the matters described in it, the Committee was satisfied as to the auditor's independence.

Based upon the foregoing, the Audit Committee recommended to the board of directors that the audited financial statements be included in the Company's annual report on form 10-K, for fiscal year ending December 29, 2002, for filing with the Securities and Exchange Commission. The Committee reappointed the independent auditors for 2003, subject to approval of shareholders at the annual meeting (see Proposal 3).

The Audit Committee recommended, and the Board adopted, the Company's revised Code of Ethics and re-emphasized that directors, and all Company employees, including principal executive officers and senior financial officers, are subject to the letter and spirit of the Code. There have been no waivers of our Code of Ethics. The Code of Ethics covers such topics as conflicts of interest, confidentiality, compliance with legal requirements, and other business ethics subjects. It has been distributed to all employees and is made available on the Company's Web site, www.standardregister.com.

The Audit Committee has established procedures for the receipt, retention and investigation of complaints regarding accounting, internal accounting controls or auditing matters. Any interested person may contact the Audit Committee directly through the Company's external website by clicking on "Corporate Governance" and following the link to contact the Audit Committee. Company employees may contact the Audit Committee, anonymously if they wish, through a toll-free telephone number linked to a third party who will record complaints related to accounting and auditing matters and forward such complaints directly to the Audit Committee.

AUDIT FEES

The total fee for audit-related services for 2002 was $741,500.

FINANCIAL INFORMATION SYSTEMS DESIGN AND IMPLEMENTATION FEES

There were no non-audit fees for services performed by the independent auditors in 2002 related to financial information systems design and implementation.

ALL OTHER FEES

Total fees for non audit-related services were $210,400, consisting of $52,500 for audit of Company pension plans, $121,900 for financial due diligence related to acquisitions, $15,000 for tax preparation, and $21,000 for international financial and tax advising. All other fees were approved by the Audit Committee.

The non audit-related fees are for services generally required to be performed by Battelle & Battelle, LLP because they follow upon and are linked to Battelle & Battelle, LLP's audit of the Company's consolidated financial statements. With respect to the services consisting of due diligence for acquisitions, the Audit Committee believes that it is efficient and desirable to engage Battelle & Battelle, LLP for those services because their audit will necessarily cover any acquisition after its completion. The Audit Committee has determined that the provision of non-audit-related services by Battelle & Battelle, LLP is compatible with maintaining such firm's independence.

The Audit Committee:
J. J. Schiff, Jr. (Chairman)
F. David Clarke, III
Sherrill W. Hudson (appointed to the Committee in December 2002)
Ann Scavullo


COMPENSATION COMMITTEE REPORT


The Compensation Committee of the board of directors is composed solely of independent directors, none of whom has any interlocking relationships with Standard Register that are subject to disclosure under the rules of the SEC relating to proxy statements. The Compensation Committee has the overall responsibility for determining specific compensation levels for executive officers and bonuses for executive officers and certain other employees. The Compensation Committee administers Standard Register's 1995 Stock Option Plan (the "Stock Option Plan") as approved by the shareholders on April 17, 1996, The Standard Register 2002 Equity Incentive Plan (the "Equity Incentive Plan"), as approved by the shareholders on April 17, 2002, and Management Incentive Compensation Plan ("Incentive Plan") as approved by the shareholders on April 16, 1997, and the Deferred Compensation Plan.

The Compensation Committee's goal is to establish an executive compensation program that enhances Standard Register's overall fundamental objective of providing value for its shareholders. The Compensation Committee believes that the interests of management and shareholders can be more closely aligned by providing executives with competitive levels of compensation that will enable Standard Register to attract and retain highly-qualified executives and by linking executive pay to overall corporate performance. The compensation system developed by the Committee has been designed so that a relatively high percentage of total compensation is incentive-based. The Stock Option Plan and Equity Incentive Plan are designed to base a portion of the executives' compensation upon the market performance of Standard Register's stock. The Incentive Plan is designed to provide a significant and flexible economic opportunity to executive officers and key employees of Standard Register as a reflection of their individual and group contributions to the success of Standard Register.

All executive compensation for 2002 was fully deductible for federal income tax purposes.

Base Compensation

Executive officers' salaries are reviewed and approved annually by the Compensation Committee. A target salary was established for each executive officer including the Chief Executive Officer, based on a review of competitive industry practices and individual job responsibilities. Factors that determine the salary for each executive officer include level of experience and job performance. Job performance is judged on both a subjective and objective basis, the latter measured against objectives agreed upon at the outset of the year.

The primary objective of the Compensation Committee is to set executive officers' base salaries at levels that are market competitive, internally equitable, and sufficient to attract and retain talented executives. To establish competitive levels for officers, the Committee retained an outside executive compensation consulting firm to compile and analyze competitive data relevant to the Company in terms of size and industry focus. Competitive data for officer salaries and bonus levels was established via three comparator groups which included (1) a peer group of companies that the Company considers competitors for business and/or executive talent, (2) manufacturing companies of approximately the same revenue size as the Company, and (3) general industry companies, also of about the same size. The data from these groups was compiled to arrive at a market value for each of the executive officers. The 2002 base salaries of Standard Register's five highest paid executive officers were within 5% of the market value for each executive officer, with the exception of Mr. Rediker. Mr. Rediker's base salary for 2002 was between the 50th and 75th percentile of the competitive market as described above.

In 2002, executive officer salaries were increased in those instances where promotions occurred, or when comparative data indicated the salary was below the market value and performance warranted such an increase.

The foregoing process resulted in the base salaries as disclosed in the Summary Compensation Table for each Executive Officer named in the Summary Compensation Table.

Incentive Compensation

The Compensation Committee administers the Incentive Plan, which became effective January 1, 1997. Thirteen employees were covered by the Incentive Plan in 2002. The Committee selects the participants, determines the amount and terms of each incentive award and decides whether the award shall be made available in cash, Standard Register stock, or a combination of the two.

Incentive awards to the Incentive Plan participants are subject to objective performance goals established by the Compensation Committee. Goals are adjusted from year to year depending on the relevant business focus of the Company for the year. The Compensation Committee certifies to the board of directors each year the extent to which the performance objectives have been achieved.

The Compensation Committee adopted four performance goals in a "balanced scorecard" to measure short-term executive performance in 2002. The four measures were earnings per share, measures of customer satisfaction, measures of operational excellence, and measures of employee engagement, commitment and development. The Committee required that a threshold level of earnings per share be attained in order for any incentive awards to be earned by executives in 2002. This threshold level was not attained in 2002 and therefore, no incentive awards were earned by executives for the 2002 performance year.

Stock Options and Stock Awards

The Compensation Committee also administers the Stock Option Plan, which became effective October 19, 1995, and the Equity Incentive Plan, which was approved by shareholders on April 17, 2002. Approximately 231 employees were granted options under the Stock Option Plan, and 84 employees were granted stock awards in 2002. The Stock Option Plan and Equity Incentive Plan are performance-based components of Standard Register's compensation program. The objectives of the Stock Option Plan and Equity Incentive Plan are to focus executive officers and certain key employees of Standard Register to increase the long-term value of Standard Register's common stock by granting stock options and stock awards. The Stock Option Plan and Equity Incentive Plan also encourage participants to maintain a stock ownership position in Standard Register in order that their interests are aligned with those of Standard Register's shareholders.

The Compensation Committee determines the eligible employees, the timing of option and award grants, the number of shares granted, vesting schedules, option prices and duration and other terms of the stock options and stock awards. All of the executive officers named in the Summary Compensation Table, with the exception of Mr. Rediker, were granted stock options under the Stock Option Plan and stock awards under the Equity Incentive Plan as disclosed in the Stock Option Tables, and Summary Compensation Table.

The Stock Option Plan provides that options may be granted either as incentive stock options or as non-qualified stock options. Options may be granted for varying periods of from one to ten years. Options generally do not become exercisable until one year from the date of grant. Thereafter, the right to exercise options vests in accordance with a schedule established at the time of grant, generally at a rate of 25% per year, cumulative to the extent not exercised in prior periods. The exercise price for incentive stock options must be at least 100% of the last sale price on the exchange on which the stock is trading on the last trading day prior to the date of grant with a further exception that incentive options granted to persons owning more than 10% of the outstanding voting securities of Standard Register be a least 110% of such sale price ("Grant Price").

Stock options granted to executive officers and other key employees in 2002 under the Stock Option Plan were non-qualified, and included an accelerated vesting feature tied to a percentage increase in Standard Register stock price over the Grant Price. Specifically, one-half of the options granted in February 2002 would vest upon attainment of stock price increase of 30% over the Grant Price. The stock price appreciated 30% over the Grant Price in April 2002, and therefore one-half of the February 2002 options became vested at that time. The remaining one-half of the options granted in February 2002 will vest in February 2004.

Stock awards under the Equity Incentive Plan also generally do not become vested until one year after date of grant, and then vest ratably over four years from date of grant.

Special "Turn-Around Incentive" Restricted Stock Grants

The Compensation Committee made grants of restricted Standard Register common stock to select officers in 2000, to be issued in 2001. The grants made to Executive Officers are reflected in the Summary Compensation Table. The grants were intended to provide incentive to those executives considered critical to the restructuring and reorganizing activities in 2001, which were designed to restore and enhance the Company's profitability and value. A total of 38,000 shares were issued in 2001 under the "Turn-Around Incentive." The shares are restricted and vest four years after their issuance.

As additional incentive for the executives to achieve growth and profitability targets, those executives to whom restricted shares were issued were eligible for a further grant of restricted shares equal to the number of shares granted such executives in 2000, assuming they continued as officers of the Company. The additional grants were to be earned upon the happening of either or both of the following: (1) the Company's stock price reached or exceeded $30.00 per share, and remained at or above $30.00 per share for ten consecutive trading days prior to December 13, 2002; or (2) earnings per share reached $1.20 for the second half of 2002. The stock price reached $30.00 per share and remained at or above that price for ten consecutive trading days in April 2002. Therefore, the additional shares were awarded and will vest at the same time as the original grants. The additional turnaround grants made in 2002 with respect to Executive Officers, are reflected in the Summary Compensation Table.

The Compensation Committee:
F. David Clarke, III (Chairman)
Roy W. Begley, Jr.
Sherrill W. Hudson (appointed to the Committee in December 2002)
Ann Scavullo
John Q. Sherman, II

<h1 style="text-align:center; color:blue;">PERFORMANCE GRAPH</h1>

The following performance graph presents our cumulative total shareholder return on our common stock from December 31, 1997, to each of the years ending 1998, 1999, 2000,2001, and 2002. Each year's ending value is calculated as follows:

(i) the sum of

    (a) the cumulative amount of dividends, assuming dividend reinvestment during the periods presented, and

    (b) the difference between our share price at the end and beginning of the periods presented

is divided by

(ii) the share price at the beginning of the periods presented.

The cumulative shareholder return is then compared with that for the Standard & Poor's 400 Midcap Index, Standard & Poor's 500 Index and Peer Group Index. The peer group consists of Moore Corporation, Ltd., The Reynolds & Reynolds Company, Wallace Computer Services, Inc., and Standard Register.



	1997	1998	1999	2000	2001	2002
Standard Register	1.00	0.91	0.59	0.47	0.64	0.64
S&P 400 MIDCAP	1.00	1.18	1.33	1.55	1.52	1.29
S&P 500 Index	1.00	1.27	1.51	1.36	1.18	0.91
Peer Group	1.00	0.96	0.87	0.86	1.04	1.03

PROPOSAL 2: To amend the Code of Regulations to provide flexibility to set the date for the annual meeting of shareholders

Our current code of regulations sets the annual meeting of shareholders on the third Wednesday in April.

The board of directors has adjusted its schedule of meetings to more effectively address the requirements of recent federal legislation and regulation. Accelerated filing schedules with respect to periodic financial statements, and the desire of the Audit Committee to meet in person to review and discuss those releases, among other things, has caused the board of directors to move its quarterly meetings from the third Thursday of the month, to the fourth Thursday of the month. The board of directors meets twice on the day of the annual meeting of shareholders. Thus, in order to facilitate the board's new schedule of meetings, we are requesting shareholders approve providing flexibility in setting the date for the annual meeting of shareholders. The board of directors recommends that Article II, Section 1, of the Code of Regulations be amended to set the annual meeting of shareholders within 120 days of the close of the calendar year.

Article II, Section 1, as currently constituted, as well as Article II, Section 1, indicating the proposed change, are attached hereto as exhibit A.

The affirmative vote of a majority of voting power of the Company's outstanding voting stock is required to adopt this proposal. Abstentions and shares not voted by brokers and other entities holding shares on behalf of beneficial owners will have the same effect as votes cast against the proposal.

The board of directors recommends you vote FOR adoption of this amendment to the Code of Regulations.

PROPOSAL 3: Selection of Auditors

Each year, the shareholders decide who shall serve as independent auditors for Standard Register. The Audit Committee recommends that the firm of Battelle & Battelle LLP, Certified Public Accountants, who were our independent auditors last year, be retained.

A representative of Battelle & Battelle LLP is expected to be present at the annual meeting. This representative will have an opportunity to make a statement to the shareholders and will be available to respond to appropriate questions.

The majority of votes cast on this proposal must be in favor of it in order for the proposal to be approved. Abstentions will have the same effect as votes cast against the proposal, provided such shares are properly present at the meeting in person or by proxy. Shares not voted by brokers and other entities holding shares on behalf of beneficial owners will have no effect on the outcome of this proposal.

The board of directors recommends that you vote FOR the selection and retention of Battelle & Battelle LLP, Certified Public Accountants, as Standard Register's independent auditors for the year 2003.

The board of directors does not intend to present any other proposals for action by the shareholders at the annual meeting and has not been informed that anyone else intends to present any other proposal for action by the shareholders at the annual meeting.

OTHER MATTERS

Solicitation Expenses

The Company will pay the costs to solicit proxies. These costs include the expenses of brokers, custodians, nominees or fiduciaries incurred in forwarding the documents to their principals or beneficiaries. These are the only contemplated expenses of solicitation.

Shareholder Proposals for 2004 Annual Meeting

Any proposal of a shareholder intended for inclusion in our proxy statement and proxy for the 2004 annual meeting of shareholders must be received by our Secretary at 600 Albany Street, Dayton, Ohio 45408, on or before November 29, 2003. The 2004 annual meeting of shareholders will be held on or before 120 days after December 31, 2003, if Proposal 2 herein is approved by shareholders, or on April 14, 2004, if Proposal 2 herein is not approved by shareholders. The form of proxy we distribute for the 2004 annual meeting of shareholders may include discretionary authority to vote on any matter which is presented to the shareholders at the 2004 annual meeting (other than by management) if we do not receive notice of that matter at 600 Albany Street, Dayton, Ohio 45408, prior to February 12, 2004.

BY ORDER OF THE BOARD OF DIRECTORS

Kathryn A. Lamme
Vice President, General Counsel
& Secretary
Dayton, Ohio

16

<u>CURRENT</u>

ARTICLE II

MEETINGS OF SHAREHOLDERS

Section 1. **Annual Meeting of Shareholders.** There shall be an annual meeting of the shareholders which shall be held at the principal office of the corporation located at 626 Albany Street, in the City of Dayton, Ohio, or at such other place within or without the State of Ohio as shall be designated by the notice for such annual meeting, hereinafter provided for, on the third Wednesday in April at 11:00 o'clock A.M., each year, but if said day be a legal holiday, such meeting shall be held at the same hour on the next succeeding business day. At such annual meeting, the Board of Directors shall be elected; the statements and records required by law to be reviewed shall be laid before the shareholders; and any other business which is properly brought before said meeting may be transacted.

<u>PROPOSED</u>

ARTICLE II

MEETINGS OF SHAREHOLDERS

Section 1. **Annual Meeting of Shareholders.** There shall be an annual meeting of the shareholders which shall be held at the principal office of the corporation located at **600** Albany Street, in the City of Dayton, Ohio, or at such other place within or without the State of Ohio as shall be designated by the notice for such annual meeting, hereinafter provided for, ~~on the third Wednesday in April~~ **within 120 days following the close of the calendar year** at 11:00 o'clock A.M., each year, but if said day be a legal holiday, such meeting shall be held at the same hour on the next succeeding business day. At such annual meeting, the Board of Directors shall be elected; the statements and records required by law to be reviewed shall be laid before the shareholders; and any other business which is properly brought before said meeting may be transacted.

The Standard Register Company
Annual Meeting of Shareholders

The Standard Register Company
600 Albany Street
Dayton, Ohio 45408

April 16, 2003
11:00 a.m. Eastern Daylight Savings Time

THE STANDARD REGISTER COMPANY
600 ALBANY STREET
P.O. BOX 1167
DAYTON, OH 45401

VOTE BY INTERNET – www.proxyvote.com
Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 P.M. Eastern Time the day before the cut-off date or meeting date. Have your proxy card in hand when you access the web site. You will be prompted to enter your 12-digit Control Number which is located below to obtain your records and to create an electronic voting instruction form.

VOTE BY MAIL
Mark, sign, and date your proxy card and return it in the postage-paid envelope we have provided or return it to The Standard Register Company, c/o ADP, 51 Mercedes Way, Edgewood, NY 11717.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:

STNREG   KEEP THIS PORTION FOR YOUR RECORDS

— —

DETACH AND RETURN THIS PORTION ONLY

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

THE STANDARD REGISTER COMPANY

Vote On Directors

1. Election of Eight Directors

		For	**Withhold**	**For All**	To withhold authority to vote, mark "For All Except"
(01) Roy W. Begley, Jr.	(05) Dennis L. Rediker	**All**	**All**	**Except**	and write the nominee's number on the line below.
(02) F. David Clarke, III	(06) Ann Scavullo	☐	☐	☐	
(03) Paul H. Granzow	(07) John J. Schiff, Jr.				
(04) Sherrill W. Hudson	(08) John Q. Sherman, II				

Vote On Proposals

		For	**Against**	**Abstain**
2.	To amend the Code of Regulations to provide flexibility in setting the date for the Annual Meeting of Shareholders.	☐	☐	☐
3.	To approve Battelle & Battelle LLP, Certified Public Accountants, as the independent auditors of the Company for 2003.	☐	☐	☐
4.	According to their best judgment on any and all matters as may properly come before the meeting or any adjournments thereof. The Board of Directors does not know of any matters to be brought before the Annual Meeting other than those described above.			

Mark box at right if an address change or comment
has been noted on the reverse side of this card   ☐

Please be sure to sign and date this Proxy.

_____   _____
Signature (PLEASE SIGN WITHIN BOX)   Date   Signature (Joint Owners)   Date

— —

THE STANDARD REGISTER COMPANY

Proxy for Annual Meeting of Shareholders – April 16, 2003
This Proxy is Solicited on Behalf of the Board of Directors

The undersigned, a shareholder of The Standard Register Company (the "Company") hereby appoints DENNIS L. REDIKER and PAUL H. GRANZOW ("Appointed Proxies"), each with full power to substitute or act alone, to vote, cumulatively or otherwise (the action of a majority of these present to control), with respect to all shares of stock of the undersigned in the Company at the Annual Meeting of Shareholders of the Company ("Annual Meeting") to be held April 16, 2003, and at any adjournments thereof, upon the matters listed on the reverse side hereof.

THE APPOINTED PROXIES WILL VOTE FOR EACH OF THE MATTERS SET FORTH ON THE REVERSE SIDE, WHICH ARE MORE FULLY DESCRIBED IN THE PROXY STATEMENT, UNLESS A CONTRARY CHOICE IS SPECIFIED ON THE REVERSE SIDE, IN WHICH CASE, THE APPOINTED PROXIES WILL VOTE OR WITHHOLD IN ACCORDANCE WITH INSTRUCTIONS GIVEN.

PLEASE MARK, SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.

Please sign exactly as your name(s) appear(s) on the reverse side hereof. Joint owners should each sign personally. Trustees and other fiduciaries should indicate the capacity in which they sign, and where more than one name appears, a majority must sign. If a corporation, this signature should be that of an authorized officer who should state his or her title.

ADDRESS CHANGE/COMMENTS: _____

_____

_____

(IF YOU NOTED AN ADDRESS CHANGE/COMMENTS ABOVE, PLEASE
CHECK APPROPRIATE BOX ON THE REVERSE SIDE.)